BIC Distributors, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2015

SEMPLE, MARCHAL & COOPER, LLP | SMC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

BIC Distributors, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2015



16014543

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIC Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8355 East Hartford Drive, Suite 102
(No. and Street)

Scottsdale	Arizona	85255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Kries 480-543-1516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Avenue, Suite 900	Phoenix	Arizona	85004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim Kries, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIC Distributors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / Manager

Title

Notary Public



MARK R THOMA
NOTARY PUBLIC - ARIZONA
Maricopa County
My Commission Expires
May 8, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIC Distributors, LLC
Table of Contents

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE | NINTH FLOOR | PHOENIX, ARIZONA 85004-1147

Report of Independent Registered Public Accounting Firm

To the Member of
BIC Distributors, LLC

We have audited the accompanying balance sheet of BIC Distributors, LLC as of December 31, 2015 and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2015. In connection with our audit of the financial statements, we have also audited the financial statement schedules listed in the accompanying table of contents. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BIC Distributors, LLC at December 31, 2015 and the results of its operations and its cash flows for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Semple, Marchal + Cooper, LLP

Phoenix, Arizona
February 26, 2016

TEL: 602.241.1500 • FAX: 602.234.1867 • WWW.SEMPLECPA.COM

BIC DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Cash and cash equivalents	$	59,045
Accounts receivable		7,124
Prepaid expense		14,005
Property and equipment, net		7,731
Deposits		4,028
Total assets	$	91,933
Liabilities and member's capital		
Liabilities		
Accounts payable and accrued expenses	$	5,637
Deferred retainer fee		5,000
Total liabilities		10,637
Member's capital		81,296
Total liabilities and member's capital	$	91,933

BIC DISTRIBUTORS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

Revenue		
Commission income	$	488,295
Administrative income		246,806
Registration fee income		230
Total revenue		735,331
Operating expenses		
Advertising and promotion	$	2,500
Commissions		342,947
Contract labor		16,498
Depreciation expense		2,966
Education and seminars		2,328
Insurance		42,994
Internet and web site		3,360
Licenses and fees		18,475
Office expense		6,091
Meals and entertainment		6,827
Payroll taxes		14,655
Professional services		59,220
Rent		51,015
Telephone		10,595
Travel		48,283
Wages		352,253
Total expenses		981,007
Net loss	$	(245,676)

BIC DISTRIBUTORS, LLC
STATEMENT OF MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2015

Balance - December 31, 2014	$	511,972
2015 Net loss		(245,676)
2015 Member distributions		(185,000)
Balance - December 31, 2015	$	81,296

BIC DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net loss	$	(245,676)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense		2,966
Changes in assets and liabilities		
Accounts receivable		59,778
Prepaid expenses		6,078
Accounts payable and accrued expenses		(6,822)
Deferred retainer fee		5,000
Deferred rent		(2,479)
Net cash used by operating activities		(181,155)
Cash flows from financing activities:		
Member distributions		(185,000)
Net cash used by financing activities:		(185,000)
Net change in cash and cash equivalents		(366,155)
Cash and cash equivalents, beginning of year		425,200
Cash and cash equivalents, end of year	$	59,045

NOTE 1 - PRINCIPAL ACTIVITY, SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES

Nature of Business

BIC Distributors, LLC (Company) is organized as a limited liability company under the laws of the State of Arizona and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker dealer in securities under the Securities Exchange Act of 1934. The Company operates one site in Scottsdale, Arizona.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. The allowance is determined based upon a review of the individual accounts outstanding and prior collection experience. Management determined that no allowance was necessary as of December 31, 2015. Accounts receivable are unsecured and non-interest bearing.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets as follows:

Office Furniture and Fixtures	5-7 Years
Computers and Software	3-5 Years

Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments and renewals are capitalized when incurred.

Revenue Recognition

Revenue is recognized when it is reasonably estimable, earned, and is deemed to be collectible. Commissions are recorded on a trade-date basis as securities transactions occur. Commission income is derived from introducing retail broker-dealers to various investment programs. Administrative income represents fees charged to sales representatives to cover certain set-up costs, as well as fees charged to certain asset management groups.

NOTE 1 - PRINCIPAL ACTIVITY, SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (CONTINUED)

Income Taxes

Income taxes on Company taxable income are levied on the member at the member's level. Accordingly, all federal and state income and losses of the Company are recognized by each member on its respective tax return. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns. Currently, the Company has had no such examinations, and all three years remain open. Interest or penalties assessed to the Company, if any, are recorded in operating expenses.

For the year ended December 31, 2015, there were no interest or penalties recorded in the accompanying financial statements.

The Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities. At December 31, 2015 the Company had no uncertain tax positions.

Advertising

Costs for advertising are expensed as incurred.

Subsequent Events

The Company has evaluated subsequent events through February 26, 2016, the date which the financial statements were available to be issued.

NOTE 2 - CONCENTRATION

The Company conducts its operations under contracts with a limited number of asset management companies. For the year ended December 31, 2015, 72% of the Company's revenue was generated from one of these asset management companies and 25% was generated by another. As of December 31, 2015, all of the Company's accounts receivable was from one of these asset management companies.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2015:

Office Furniture and Equipment	$	4,354
Computers and Software		11,721
		16,075
Less Accumulated Depreciation		(8,344)
Total	$	7,731

Depreciation expense for the year ended December 31, 2015 was $2,966.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 5 - OPERATING LEASES

The Company signed a lease for office space in January 2012. Monthly payments range from $3,626 to $4,028. The lease ran from March 2012 through May 2015. The Company extended their lease for office space in March 2015. Monthly payments under this extension range from $4,532 to $4,633. The extended lease runs from June 2015 through May 2018. Rent expense charged to operations for the year ended December 31, 2015 was $51,015.

Future minimum payments under the operating lease agreement are:

Year Ending December 31,	Amount
2016	54,483
2017	55,591
2018	23,163
Total	$ 133,237

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2015, the Company had the following net capital:

Net capital	$ 55,532
Excess net capital	$ 50,532
Aggregate indebtedness ratio	0.19 to 1

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company paid compensation of $206,000 to individuals who are members of BIC Group, LLC. BIC Group is the sole owner of BIC Distributors.

NOTE 8 - MEMBER'S CAPITAL

Member	Ownership Percentages
BIC Group, LLC	100%
	100%

NOTE 9 - LITIGATION

The Company, as well as other related parties, was named as a defendant in a lawsuit during the year ended December 31, 2015. The lawsuit was settled during 2015. Under the terms of the settlement, the Company has an ongoing royalty commitment to the plaintiff, who was a previous member of BIC Group, LLC prior to the settlement. These royalties generally range from 30% to 45% of ongoing net fees received by the Company for certain of the Company's clients that existed at the time of the settlement. The Company recognized a total of $52,826 of royalties for the year ended December 31, 2015, of which, $1,221 is unpaid and included in accounts payable and accrued expenses on the accompanying Statement of Financial Condition. These royalties are reflected as commissions expense on the accompanying Statement of Operations.

BIC Distributors, LLC

SUPPLEMENTARY INFORMATION

BIC DISTRIBUTORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2015

	Schedule I
NET CAPITAL	
Total member's capital from the statement of financial condition	$ 81,296
Deductions	
Nonallowable assets:	
Prepaid expenses	14,005
Furniture and fixtures	7,731
Deposits	4,028
Net capital	$ 55,532
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 50,532
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness or 120% of the minimum net capital required)	$ 49,532
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ 10,637
Ratio of aggregate indebtedness to net capital	.192 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5, as originally filed	$ 55,532
Adjustments	-
	$ 55,532
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$ 10,637
Adjustments	-
	$ 10,637

BIC DISTRIBUTORS, LLC
COMPUTATION FOR DETERMINATIONS OF RESERVE REQIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

SCHEDULE II:

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE | NINTH FLOOR | PHOENIX, ARIZONA 85004-1147

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BIC Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEC Rule 17a-5(d)(4). In which (1) BIC Distributors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BIC Distributors, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3, (2)(i) of the provisions of the Customer Protection Rule, which shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of BIC Distributors, LLC", and (2) BIC Distributors, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. BIC Distributor, LLC's management is responsible for the compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BIC Distributor, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 26, 2016



BIC Group, LLC
8355 E. Hartford Drive, Suite 102
Scottsdale, Arizona 85255
T (480) 543-1516
T (877) 395-1516
F (480) 543-1521
www.bicgroupllc.com

Exemption Report

BIC Distributors, LLC

We confirm, to the best of our knowledge and belief, that:

1. **BIC Distributors, LLC** claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2015 to December 31, 2015.

2. **BIC Distributors, LLC** met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2015 to December 31, 2015 without exception.

Sign: [signature] Date: Jan 19, 2016

Jim Kries
President
BIC Distributors, LLC
8355 E. Hartford Drive, Suite 102
Scottsdale, Arizona 85255
SEC filing #8-68484
Firm ID #152860